June 8, 2012

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Energy Focus Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 31, 2012

File No. 0-24230

Dear Mr. Spirgel:

We are responding to your comment letter dated June 1, 2012, relating to the above document. For ease of reference, we have repeated the Staff’s comments in bold text preceding our response.

Comment:

Proposal No. 2 – Increase in the number of authorized shares of common stock, page 6

1.	Please Disclosure any immediate plans for the issuance of common shares of your stock. If you have no such plans, please revise to include a statement that you have no current plans, proposals, understandings, agreements or commitments to issue additional common shares for any purpose.

Response:

Substantially all of the remaining 15,486,865 authorized shares of Common Stock have been reserved for issuance under our incentive stock plans and stock purchase plan, and outstanding options, warrants, a convertible promissory note, and a purchase agreement. Therefore, we will require additional authorized shares of Common Stock if Proposal No. 3 to increase the number of shares of Common Stock authorized for issuance under the 1994 Employee Stock Purchase Plan, and Proposal No. 4 to increase the number of shares of Common Stock authorized for issuance under the 2008 Stock Incentive Plan, are approved by shareholders. We have no other current plans, proposals, understandings, agreements or commitments to issue additional common shares for any purpose other than those that may be exercised under such plans as described above.

We have included the paragraph above as additional disclosure in Amendment No. 1 to our Preliminary Proxy Statement, which we have filed on Schedule 14A.

Comment:

Proposal No. 2 – Increase in the number of authorized shares of common stock, page 6

2.	Please revise to disclose potential negative effects of the increase in authorized common stock, including dilution, decreased voting power, and anti-takeover effects.

Response:

We have included the following additional disclosure in Amendment No. 1 to our Preliminary Proxy Statement, which we have filed on Schedule 14A.

If the shareholders approve this proposal to increase the number of authorized shares of Common Stock and the Company were to issue additional shares, such shares could have the effect of delaying or preventing a change of control of the Company without further action by the shareholders. For example, shares of authorized and unissued Common Stock could (within the limits imposed by applicable law) be issued that would make a change of control of the Company more difficult, or be issued to discourage a shareholder seeking to acquire more than 15 percent of the Company’s Common Stock (“an acquiring shareholder”) from attempting to gain control of the Company.

The share increase authorized by this proposal could permit the Company’s Board of Directors to issue shares of Common Stock to all non-acquiring shareholders, who may then be in a position to vote to prevent or delay a proposed business combination that is deemed unacceptable to the Board of Directors, resulting in a potential conflict in the interests of some shareholders and the Company’s management. Likewise, shares could be used to facilitate the adoption of measures intended to deter unfair or coercive takeover tactics not believed to be in the best interests of shareholders.

The Board of Directors is not aware of any attempt or contemplated attempt to acquire control of the Company, and the Common Stock increase is not being presented with the intent that it will be utilized as a type of anti-takeover measure.

Although the share increase will not affect the terms or rights of existing shareholders, an issuance of additional shares of Common Stock will generally have the effect of diluting the earnings per share and book value per share of outstanding shares of Common Stock, and the equity and voting rights of shareholders. Depending on the amount of consideration received for any issuance of additional shares of Common Stock, subsequent issuances may also reduce shareholders’ equity on a per share basis.

General:

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with regard to the filing; and
•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (440) 715-1255 with any questions or comments regarding this letter. Thank you.

Sincerely,

/s/ Mark J. Plush

Mark J. Plush

Vice President, Chief Financial Officer and

Secretary